September 12, 2005

VIA EDGAR

Mr. Jorge Bonilla
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 4561

Dear Mr. Bonilla:

RE:	Reeves Telecom Limited Partnership
Form 10-K for the year ended December 31, 2004
Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005
File No. 000-09305

Grace Property Management, Inc. is the general partner of Reeves Telecom Limited Partnership (the “Partnership”). This letter is in response to your inquiry dated August 29, 2005 relating to the disclosures on Properties Held for Sale and Property and Equipment set forth in Note 3 to the Partnership’s audited annual financial statements for the year ended December 31, 2004 appearing on Page F-9 of the Partnership’s Form 10-K, and to the related disclosures in the Partnership’s unaudited interim financial statements included in the Partnership’s Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005.

RESPONSE TO ITEM 1.

As explained below, the Partnership does not expect to satisfy the criterion of Paragraph 30(d) of SFAS 144 that the land, classified as “property held for sale,” will be sold within one year.

As more fully set forth in Part I, Item 1 and Item 2 of the Partnership’s Form 10-K for the year ended December 31, 2004, the Partnership is principally engaged in the sale of real estate, primarily undeveloped land. The Partnership’s principal asset is its undeveloped land located within the City of Boiling Spring Lakes, NC. As of December 31, 2004, the Partnership’s holdings of land comprised approximately 924 acres, all that remains of the approximately 14,000-acre development established in 1962 by Reeves Telecom Corporation, the Partnership’s predecessor.

The Partnership does not, as a rule, “develop” land prior to sale by building homes or commercial buildings for resale, though in the past it did pursue a very limited pilot project of building, one at a time, a residential home on a lot, then marketing the developed lot; rather, the Partnership sells undeveloped land for residential or commercial use, with only basic infrastructure – usually only roads, mostly unpaved, and drainage ditches – put in place by the Partnership. The undeveloped land is classified on the Partnership’s balance sheet as “properties held for sale” in accordance with generally accepted accounting principles. The Partnership employs the caption “properties held for sale” to readily identify the undeveloped land as being held for sale at market prices to potential buyers, as opposed to, for example, land that is held for development prior to sale.
During the period from January 1, 2000 through the date of this letter, there have been three agreements relating to the sale of substantial portions of land owned by the Partnership. These agreements are as follows:

1.
Purchase Agreement I between the Partnership, as seller, and The Nature Conservancy, as purchaser, dated May 1, 2000 relating to the sale of tracts of wetlands and woodlands. Such agreement was filed as an exhibit to Form 8-K filed by the Partnership on June 21, 2000.

2.
Purchase Agreement II between the Partnership, as seller, and The Nature Conservancy, as purchaser, dated May 1, 2000 relating to the sale of certain individual lots and certain land suitable for commercial development. Such agreement was filed as an exhibit to Form 8-K filed by the Partnership on June 21, 2000.

3.
Purchase and Sale Agreement between the Partnership, as seller, and WW-Golf & Services, LLC, as purchaser, dated October 18, 2000, relating to the sale of the assets of Fox Squirrel Country Club. Such agreements and exhibits thereto was filed as an exhibit to Form 10-Q filed by the Partnership on November 14, 2000. Amendments No. 1 through 7 to such agreement, and related the Loan Agreement, Promissory Note, and Indemnification Agreement, were filed as exhibits to Form 10-K by the Partnership on March 29, 2001.

During the period from January 1, 2000 through the date of this letter, there has not been any other agreement or combination of agreements to sell all or substantially all of the Partnership’s land, whether within one year or otherwise. Had there been any such agreement or agreements, the Partnership would have made appropriate disclosure, as was done in each of the instances described above.

RESPONSE TO ITEM 2.

The amount reported on the balance sheet, $350,177 as of December 31, 2004, is the lower of (a) the Partnership’s cost basis in the land held for sale, or (b) the estimated realizable value net of estimated selling costs, pursuant to Paragraph 34 of SFAS 144. Such reported amount is net of a valuation allowance of $548,240.

The valuation allowance was established to reflect the fact that appraisals obtained subsequent to the creation of the development in 1962 valued the Partnership’s land at substantially less than the then-reported book value. This was due principally to changes in the Brunswick County, NC health code that, effectively, precludes the installation of individual on-site septic systems on large portions of the Partnership’s land. The valuation allowance was increased most recently in 1988. As the Partnership sells or otherwise disposes of land that is not suitable for the installation of an individual on-site septic system, the valuation allowance is reduced.

From time to time, approximately every two years, the Partnership obtains an updated appraisal to ensure that the reported book value of the land, net of the applicable valuation allowance, does not exceed the estimated realizable value of the land less the estimated sales cost. As more fully described in each appraisal report, the appraised value as set forth in such appraisal report reflects the estimated sales cost of the Partnership’s land. Each appraisal has been filed as an exhibit to an annual or interim filing with the Commission. The most recent appraisal was filed as Exhibit 99.1 to Form 10-K for the year ended December 31, 2003. We expect that an updated appraisal will be obtained as of the end of the current year.

In connection with the response set forth above, as it may be amended or supplemented, to your inquiry, Reeves Telecom Limited Partnership acknowledges that:

a.	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

c.	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at your earliest convenience should you wish for further information on the Partnership’s disclosures on the above described matter or if you have any further questions.

Very truly yours, REEVES TELECOM LIMITED PARTNERSHIP By: Grace Property Management, Inc. General Partner By: /S/ Davis P. Stowell Davis P. Stowell President